Exhibit 99.2

Canadian Solar Announces the Sale of a 10MW Utility Scale Solar Power Plant in Ontario to a Fund Managed by BlackRock

TORONTO and GUELPH, Ontario, January 27, 2014 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., entered into an agreement with a fund managed by BlackRock (“BlackRock”), whereby BlackRock will acquire from Canadian Solar the Westbrook 10MW AC utility-scale solar power plant in Kingston, Ontario at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market. This follows BlackRock’s acquisition on September 30, 2013 of the Demorestville and Taylor Kidd utility-scale solar power plants, totaling 20MW (AC), and located in Demorestville and Odessa, Ontario, Canada, respectively.

The construction of the Westbrook solar plant is already underway, with commercial operation expected in the second quarter of 2014. Canadian Solar is providing turnkey engineering, procurement and construction (“EPC”) services to complete the project and will provide operations and maintenance (“O&M”) services after completion.

“We are very pleased to expand our partnership with BlackRock,” commented Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar Inc. “This latest transaction is important on multiple levels. It underscores the quality of our project pipeline, our strengths as a partner, and our successful track-record of delivering value to our clients. Canadian Solar continues to differentiate itself from other companies with our robust project pipeline, proven track record in project development and execution around the world. As we look to the future, we remain well positioned with a strong, bankable and global brand, a high-quality backlog of late stage projects and an active feeder flow of attractive new opportunities worldwide.”

“We’re very pleased to announce the purchase of this additional solar project in the Province of Ontario. Canadian Solar continues to demonstrate their focus on the development of high quality assets, and we look forward to strengthening our relationship with them further,” said Jim Barry, Managing Director and head of BlackRock Infrastructure Investment Group.

The Westbrook utility-scale solar power plant is expected to include 47,160 Canadian Solar CS6X modules, which offer high quality, durability, performance and value.  In addition this solar power plant will power approximately 1,650 homes, and will provide emissions free energy to Ontarians over their 20-year operational period under the Ontario Power Authority Feed-in-Tariff contract.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

About BlackRock Inc.

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At December 31, 2013, BlackRock’s AUM was $4.324 trillion. BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares(R) (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions(R). Headquartered in New York City, as of December 31, 2013, the firm had approximately 11,400 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.